May 18, 2015

VIA EDGAR CORRESPONDENCE

Ms. Sandra B. Hunter Staff Attorney Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Re:

Nordic Investment Bank

Registration Statement under Schedule B

Filed April 10, 2015
File No. 333-203363

Form 18-K for Fiscal Year Ended December 31, 2013

Filed May 12, 2014, as amended September 23, 2014, October 16, 2014 and March 12, 2015

File No. 001-08907

Dear Ms. Hunter,

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated May 7, 2015, regarding the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and the annual report on Form 18-K for the fiscal year ended December 31, 2013 (the “2013 18-K”) of Nordic Investment Bank (“NIB” or the “Bank”).

For your convenience, we have reproduced below in bold the Staff’s comments numbered to correspond with the numbers in your May 7 letter, and provided responses immediately below the comments.

NIB intends to file Amendment No. 1 to the Registration Statement (the “Amended

Registration Statement”) after resolving comments to the Registration Statement and the 2013 18-K.

Registration Statement under Schedule B

General

1.	To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data. For example, please provide debt tables as of the most recent practicable date. We note that the debt tables are presented as of December 31, 2013.

In response to the Staff’s comment, NIB has advised us that it has included the most recent statistical data and information available in its annual report on Form 18-K for the fiscal year ended December 31, 2014, as filed electronically via EDGAR on May 13, 2015 (the “2014 18-K”). The debt tables in the 2014 18-K are presented as of December 31, 2014.

The Registration Statement itself (as opposed to the reports incorporated by reference) does not contain statistics and information that require updating.

2.	In future filings, please disclose any recent economic and political developments or events that materially affected or are reasonably likely to materially affect NIB’s financial condition or results of operations.

NIB respectfully acknowledges the Staff’s comment and has confirmed to us that it does and will continuously monitor any material economic and political developments or events that might affect or are reasonably likely to affect its financial condition, results of operations or liquidity and will provide any necessary disclosure. NIB has advised us that there are no such developments or events it believes should be included in its filings at the present time.

NIB also respectfully advises the Staff that the Registration Statement directs investors to consult NIB’s 2013 18-K, including Amendment No. 3 thereto, as filed with the SEC on March 12, 2015, where they may find the requested information in Exhibit IX in the sections “Operating environment” on page 1 and “Outlook for 2015” on page 6.

3.	To the extent material, consider providing summary information that includes the key economic data of each of the member countries, including nominal and real GDP, consumer price index, industrial product price index, unemployment, balance of payments, public finance and public debt figures.

NIB respectfully advises the Staff that it believes that such summary information is not material to an understanding of the Bank’s overall economic performance and prospects.

4.	Please advise as to whether the pricing supplement will indicate whether the offering is a takedown off of the shelf registration statement or an unregistered offering.

NIB respectfully acknowledges the Staff’s comment and confirms that in any offering of registered securities, the pricing supplement will clearly indicate the registration number of the Registration Statement under which such securities will be offered.

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NIB further confirms that in any unregistered offering, the pricing supplement will clearly indicate that the securities offered thereby have not been and will not be registered under the Securities Act of 1933, as amended.

5.	Please refer to the contact information that you provide for your principal offices on page 3. Please revise to include a toll-free telephone number or advise.

In response to the Staff’s comment, NIB respectfully informs the Staff that the Bank, as a multilateral institution based outside the United States, does not maintain a toll-free telephone number.

NIB also respectfully advises the Staff that the section “Where You Can Find More Information” on page 14 of the Registration Statement provides a mailing address and telephone number at which a person may obtain, without charge and upon request, a copy of any of NIB’s filed disclosure documents.

About this Prospectus Supplement, page S-3

6.	Please revise the final paragraph or provide additional language to clarify that this disclosure is not intended to be a disclaimer or limitation of liability under the federal securities laws. We note similar disclosure on page A-2.

In response to the Staff’s comment, NIB will clarify in the Amended Registration Statement that the disclosure in the final paragraph of the section “About this Prospectus Supplement” and the final paragraph of the section “About this Pricing Supplement” is not intended to be a disclaimer or limitation of liability under federal securities laws.

Where You Can Find More Information, page 14

7.	Please provide the file number for Nordic Investment Bank’s annual report on Form 18-K.

In response to the Staff’s comment, NIB will include the file number in the Amended Registration Statement.

Form 18-K for the Fiscal Year Ended December 31, 2013

Exhibit I

8.	In the Schedule of Funded Debt, for floating rate debt please specify the current interest rate or disclose how the rate is calculated.

In response to the Staff’s comment, NIB has included this information in the column under the heading “Interest rate December 31, 2014” in Exhibit I to its 2014 18-K.

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Exhibit V

Governance, page 24

9.	Please describe the matters that fall specifically within the authority of the Board of Governors.

In response to the Staff’s comment, NIB has added disclosure to the section “Governance” on page 24 of Exhibit V to its 2014 18-K.

Amendment No. 3 to Form 18-K for the Fiscal Year Ended December 31, 2013

Exhibit IX

Lending, page 2

10.	We note your disclosure that the percentage of NIB’s total lending allocated to renewable energy projects and energy efficiency projects amounted to 19% and 15%. Either in an amendment or in your next annual report filing, please clarify whether these figures relate to the total amount of loans outstanding or the total loans made in 2014.

In response to the Staff’s comment, NIB respectfully informs the Staff that these figures relate to the total amount of loans agreed in 2014. NIB confirms to the Staff that should NIB report on these figures in future annual report filings, the Bank will include clarifying disclosure.

Financial Results, page 4

11.	Please clarify the amount of the call that the Board made with respect to the environmental investment loan facility.

In response to the Staff’s comment, NIB has added disclosure to the section “Environmental Investment Loans (MIL)” on page 20 of Exhibit V to its 2014 18-K.

12.	Please consider discussing why the amounts of losses associated with PIL loans and MIL facilities that member countries will cover or guarantee are not identical. Also, consider disclosing why these amounts are not the same as the portions of authorized capital or paid-in capital and why authorized and paid-in portions are not the same.

In response to the Staff’s comment, NIB has added disclosure to the sections “Authorized Capital Stock” on page 6, “Project Investment Loans (PIL)”on pages 18–19 and “Environmental Investment Loans (MIL)” on page 20 of Exhibit V to its 2014 18-K.

Board evaluation, page 5

13.	To the extent material, please expand the discussion of changes the Board has suggested regarding its working practices as a result of the self-evaluation.

In response to the Staff’s comment, NIB has added disclosure to the section “Governance” on page 25 of Exhibit V to its 2014 18-K related to NIB’s Board of Directors

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having conducted a self-evaluation. However, revised Rules of Procedure have not yet been adopted by the Board of Directors, and therefore NIB has no changes to disclose. NIB confirms to the Staff that once such revised Rules of Procedure have been adopted, additional disclosure on this topic, to the extent material, will be included in future filings with the Commission on Form 18-K or Form 18-K/A.

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We are grateful for your assistance in this matter. Please do not hesitate to call me at +49-69-97103-0 with any questions that you may have with respect to the foregoing.

Very truly yours, Cleary Gottlieb Steen & Hamilton LLP
By: /s/ Ward A. Greenberg Ward A. Greenberg, a Partner

cc: Sten Holmberg, Nordic Investment Bank

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